                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2005

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

     For the transition period from___________________to_____________________

                        COMMISSION FILE NUMBER 001-12561

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Belden CDT Inc. Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Belden CDT Inc.
           7701 Forsyth Blvd., Suite 800
           St. Louis, Missouri 63105

                                 BELDEN CDT INC.
                             RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                         Page

Reports of Independent Registered Public Accounting Firm                                   4

Financial Statements and Supplemental Schedule

         Statements of Net Assets Available for Benefits as of                             5
                  December 31, 2005 and 2004

         Statements of Changes in Net Assets Available for Benefits                        6
                  for the years ended December 31, 2005 and 2004

         Notes to Financial Statements                                                     7

         Supplemental Schedule - Form 5500, Schedule H, Line 4i - Schedule                16
                  of Assets (Held at End of Year)

Signature                                                                                 17

Exhibit

         Consents of Independent Registered Public Accounting Firm                        18

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE





                     BELDEN CDT INC. RETIREMENT SAVINGS PLAN

                     YEARS ENDED DECEMBER 31, 2005 AND 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Sponsor
Belden CDT Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Belden CDT Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Belden CDT Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

June 16, 2006

                                 Belden CDT Inc.
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                  DECEMBER 31
                                                                             2005             2004
                                                                       ------------------------------------
ASSETS
Investments, at fair value (Note 3):

   Belden CDT Inc. Stock Fund                                             $   25,627,660   $   23,833,609
   Pooled separate accounts                                                   90,610,809       68,648,224
   Guaranteed income fund                                                     42,311,701       32,866,604
   Participant loans                                                           5,956,087        5,103,334
                                                                       ------------------------------------
                                                                             164,506,257      130,451,771
Receivables:
   Employer match contributions                                                  122,308           64,598
   Employee contributions                                                        180,026           93,226
                                                                       ------------------------------------
                                                                                 302,334          157,824
                                                                       ------------------------------------
Net assets available for benefits                                           $164,808,591     $130,609,595
                                                                       ====================================

See accompanying notes.

                                 Belden CDT Inc.
                             Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                            YEARS ENDED DECEMBER 31
                                                                             2005             2004
                                                                       ------------------------------------
Additions to net assets attributed to:
   Dividends and interest income                                       $    1,998,420   $     1,524,470
   Contributions:
     Rollovers from other qualified plans                                        207,152           34,215
     Employer match                                                            4,598,566        3,599,425
     Employee                                                                  7,866,171        5,921,534
                                                                       ------------------------------------
Total additions                                                               14,670,309       11,079,644

Deductions from net assets attributed to:
   Benefit payments                                                           15,948,661       13,760,073
   Administrative expenses                                                        35,376           32,990
                                                                       ------------------------------------
Total deductions                                                              15,984,037       13,793,063

Transfers (to)/from other plans:
   Transfer from CDT retirement savings plan                                  29,825,151                -
   Transfer (to) alternate funding agencies                                   (1,653,878)               -
                                                                       ------------------------------------
                                                                              28,171,273                -
Net realized and unrealized appreciation in fair value of investments
                                                                               7,341,451        8,979,156
                                                                       ------------------------------------

Net increase                                                                  34,198,996        6,265,737
Net assets available for benefits at beginning of year                       130,609,595      124,343,858
                                                                       ------------------------------------
Net assets available for benefits at end of year                            $164,808,591     $130,609,595
                                                                       ====================================

See accompanying notes.


                                 Belden CDT Inc.
                             Retirement Savings Plan

                          Notes to Financial Statements
                                December 31, 2005


1. DESCRIPTION OF THE PLAN

The following description of the Belden CDT Inc. Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan's Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a 401(k) feature sponsored by Belden CDT Inc. (Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 15, 2004, Belden Inc. merged with Cable Design Technologies Corporation to form Belden CDT Inc. As a result of the merger, the Plan received one share of Belden CDT Inc. common stock for each share of Belden Inc. common stock.

ELIGIBILITY FOR PARTICIPATION

An eligible employee as defined by the Plan document becomes a participant of the Plan on the date of employment.

CONTRIBUTIONS

Participant contributions are remitted each pay period to the Plan by the employer from employee payroll deductions. Company 401(k) matching contributions are made to the Plan each pay period based on Plan provisions. The Plan also accepts qualified employee rollover contributions.

Under the 401(k) feature, participants may contribute from 1% to 50% of their eligible compensation on a pretax basis. The Company matches 100% of the first 3% contributed and 50% of the second 3% contributed. The Company's matching contributions are used to purchase Belden CDT Inc. common stock. All contributions are subject to applicable limitations. Participant contributions and Company matching contributions are fully vested when they are made. Beginning January 1, 2006, the Company's matching contributions are made in cash and invested in the same manner as the participant's contributions.

                                 Belden CDT Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


A separate account is maintained for each participant, and participants may invest their savings in any combination of the available fund options in whole percent increments. Subject to the constraint described in the following sentence, participants can transfer their fund balance to another fund on a daily basis. Effective January 1, 2004, participants may transfer funds into or out of the Belden CDT Inc. common stock fund only to the extent such funds are attributable to the Company's previous matching contributions. Prior to January 1, 2004, participants could only transfer funds out of the Belden CDT Inc. common stock fund. Effective January 1, 2006, participants may only transfer funds out of the Belden CDT Inc. common stock fund.

TRANSFERS

Effective January 1, 2005, the CDT Retirement Savings Plan merged into the Belden CDT Inc. Retirement Savings Plan. The financial statements for 2005 reflect $29,825,151 in assets transferred into the Plan due to this merger.

Investments, at fair value                                  $28,247,448
Participant loans receivable                                  1,577,703
                                                  ----------------------
Total assets transferred                                    $29,825,151
                                                  ======================



INVESTMENTS

The Trustee holds all of the Plan assets and is responsible for benefit payments from the trust fund according to information submitted by the plan sponsor and participants.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

PARTICIPANT ACCOUNTS

The Company has established and maintains accounts for each participant. These accounts are credited with investment income based upon the participants' account balances in relation to the total fund balances to which they have elected to contribute.

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)

Prior to 1999, certain employees participated in an Individual Account Retirement (IAR) benefit feature. Under this feature, the Company made contributions and maintained separate accounts for each participant. When the IAR feature was discontinued, certain participants transferred their account balances out of the Plan. The fund balances of those IAR participants that elected to leave their account balances in the Plan are invested in the guaranteed income fund and are also credited with investment income.

BENEFITS

The Summary Plan Description, which is provided to participants, contains a description of the Plan and how participants may receive benefit payments. The Plan provides for the payment of benefits to participants upon retirement in a lump-sum payment, depending on the participant's election. A participant may elect to transfer his account to the Belden CDT Inc. Pension Plan for purposes of converting it to an annuity.

WITHDRAWAL RIGHTS

Participants may withdraw amounts from their accounts before retirement subject to Plan provisions and Internal Revenue Service (IRS) regulations. Participants are allowed to make hardship and age 59 1/2 withdrawals.

PARTICIPANT LOANS

Participants who are active employees of the Company are permitted to borrow from their accounts up to amounts specified in the Plan's provisions. Participants borrow at interest rates determined by the Plan and may not have more than one loan outstanding at any time.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are fully vested in their accounts.

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION/INCOME RECOGNITION

Investments in pooled separate accounts are stated at fair value as determined by Prudential Retirement Insurance Company (Prudential), the custodian, and are based on the net asset value of units held at year-end. The Plan's investment in the guaranteed income fund is valued at fair value as defined by Prudential. Prudential has the right to defer transfers or distributions under certain limited circumstances. Shares of Belden CDT Inc. common stock are valued at the closing bid price on the last business day of the year.

Loans to participants are valued at cost, which approximates fair value.

ADMINISTRATIVE EXPENSES

In accordance with the provisions of the Plan, certain administrative expenses, such as trustee fees and investment management fees, were paid by the Plan and are included in the accompanying financial statements. Any administrative expenses not meeting the Plan provisions were paid by the Company and are not included in the accompanying financial statements.

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)


3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                                             YEARS ENDED DECEMBER 31
                                                                             2005                2004
                                                                        ----------------------------------
   Participant-directed investments:
     Dryden S&P Common 500 Index Fund                                     $31,143,647        $30,834,136
     John A. Levin & Company Large Capitalization Value Fund
                                                                           10,478,655         10,250,561
     Times Square Small Capitalization Growth Fund                         11,693,138          9,951,746
      Belden CDT Inc. Common Stock Fund                                    25,627,660         23,833,609

   Non-participant-directed investments:
     Guaranteed income fund*                                               42,311,701         32,866,604

* Included in the amount of investments in the Prudential Guaranteed Income Fund at December 31, 2005 and 2004, are IAR balances of $2,259,805 and $2,435,244, respectively. These are non-participant-directed investment programs as described in Note 1. Any fund containing both participant- and non-participant-directed investments is considered a non-participant-directed fund for reporting purposes.

During the years ended December 31, 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:


                                                                        NET APPRECIATION/(DEPRECIATION) IN
                                                                                    FAIR VALUE
                                                                             2005              2004
                                                                        ----------------------------------

   Belden Inc. common stock                                            $              -     $   (486,343)
   Belden CDT Inc. Common Stock Fund                                          1,539,472        2,712,763
   Prudential pooled separate accounts                                        5,801,979        6,752,736
                                                                        ----------------------------------
                                                                       $      7,341,451     $  8,979,156
                                                                        ==================================

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)


Changes in non-participant-directed investments are as follows:


                                                                                        GUARANTEED INCOME FUND
                                                                                        YEARS ENDED DECEMBER 31
                                                                                  ----------------------------------
                                                                                      2005                 2004
Changes attributable to:
Employer contributions                                                              $     342            $   18,867
Employee contributions                                                              2,504,996             1,865,619
Rollovers                                                                              74,618                 8,595
Dividends and interest income                                                       1,619,418             1,142,503
Benefit payments                                                                  (4,902,946)           (3,800,726)
Administrative expenses                                                              (12,541)               (8,080)
Interfund transfers                                                                 1,641,189               903,295
Transfers in/out                                                                    8,520,021                     -
                                                                                  ----------------------------------
Net increase                                                                        9,445,097               130,073
Non-participants directed investments at beginning of year                         32,866,604            32,736,531
                                                                                  ----------------------------------
Non-participants directed investments at end of year                             $ 42,311,701          $ 32,866,604
                                                                                  ==================================

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and that the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's sponsor believes the Plan, as amended, is operated in conformity with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

                                                 YEARS ENDED DECEMBER 31
                                                 2005              2004
                                           ---------------------------------
Net assets available for benefits per
  the financial statements                  $164,808,591       $130,609,595
Less: Contributions receivable                   302,334            157,824
                                           ---------------------------------
Net assets available for benefits per
  Schedule H to the Form 5500               $164,506,257       $130,451,771
                                           =================================

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

Benefits paid to participants per the financial statements      $15,948,661
Less: Accrued interest on loans distributed                           8,285
Plus: Defaulted loans deemed distributed                                439
Plus: Transfers to alternate funding agencies                     1,653,878
                                                                ------------
Benefits paid to participants per Schedule H of Form 5500       $17,594,693
                                                                ============

6.  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and separate accounts managed by Prudential. Prudential is the trustee and custodian as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions. Certain fees paid to this trustee for investment management services are incorporated into the expense ratio of the individual mutual funds and separate accounts. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions.

                                 Belden CDT Inc.
                             Retirement Savings Plan


                    Notes to Financial Statements (continued)



7.  SUBSEQUENT EVENTS

The Plan was amended January 1, 2006 to eliminate the ability to invest in the Belden CDT Inc. Stock Fund. Plan participants will have the ability to dispose of their shares of Company stock at any time over the year ending December 31, 2006.

The Plan was amended effective December 31, 2005 to merge the Belden Communications Company Occupational Employees Savings Plan into the Belden CDT Inc. Retirement Savings Plan. During 2006, $4,597,385 in assets will be transferred into the Plan as a result of this merger.

                              Supplemental Schedule

                                 Belden CDT Inc.
                             Retirement Savings Plan

                             EIN 76-0405879 Plan 003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                DECEMBER 31, 2005

                                                                                                   CURRENT
       IDENTITY OF ISSUER             DESCRIPTION OF INVESTMENT                  COST**             VALUE
---------------------------------------------------------------------------------------------------------------
Prudential Retirement Insurance
   Company*                        Dryden S&P Index Fund                                         $  31,143,647
Prudential Retirement
   Insurance Company*              Core Bond Fund/BSAM Fund                                          6,485,213
Prudential Retirement Insurance    Levin & Co Large Capitalization Value
   Company*                          Fund                                                           10,478,655
Prudential Retirement Insurance
   Company*                        Times Square Small Cap Growth Fund                               11,693,138
Prudential Retirement Insurance
   Company*                        International Blend / The Boston Co.                              4,048,049
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 20 Fund                                         994,136
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 30 Fund                                       2,423,936
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 40 Fund                                       4,680,270
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 50 Fund                                       1,141,884
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 60 Fund                                       1,122,640
Prudential Retirement Insurance    Dresdner RCM Large Capitalization Growth
   Company*                          Fund                                                            6,160,918
Prudential Retirement Insurance    Artisan Partners Mid Capitalization
   Company*                          Growth Fund                                                     2,633,652
Prudential Retirement Insurance    Wellington Management Mid Capitalization
   Company*                          Value Fund                                                      7,604,671
                                                                                                 --------------
                                   Total pooled separate accounts                                   90,610,809
Belden CDT Inc.*                   Belden CDT Inc. Common Stock Fund                                25,627,660
Various participants               Participant loans, interest rates from
                                     4.0% to 9.5%                                                    5,956,087
                                                                                                 --------------
Total participant-directed investments                                                          $  122,194,556

Prudential Retirement Insurance    Prudential Charter Guaranteed income
   Company*                        fund                                      $  42,311,701          42,311,701
                                                                            -----------------------------------
Total non-participant-directed investments                                   $  42,311,701          42,311,701
                                                                            =================------------------
                                                                                                  $164,506,257
                                                                                                 ==============

*     Party-in-interest to the Plan.

**    Cost information not required for participant-directed investments.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Belden CDT Inc. Retirement Savings Plan

Date: June 26, 2006                  By: /s/ Stephen H. Johnson
                                         -----------------------------

                                     Name: Stephen H. Johnson

                                     Title: Member, Savings Plan Administrative
                                            Committee


                                      -17-